Exhibit 99.1

April 30, 2025

VOON EE FONG

KAMPUNG JANGKAR 94500 LUNDU
SARAWAK MALAYSIA

Dear Mr. VOON,

We are pleased to offer you a position with the titles of co-chief executive officer and executive director of X3 Holdings Co., Ltd. (the “Company” or “X3 Holdings”), starting on April 30, 2025.

We are a global provider of digital solutions and technology services spanning diverse industries. The Company is operating across diversified business segments in digital technologies, cryptomining operations, renewable energy and agriculture technologies. X3 Holdings is headquartered in Singapore with subsidiaries and operations globally.

We are very impressed by your outstanding track record in digital transformation, SaaS and fintech operations. As the Co-CEO and executive director, you will be responsible for overseeing the company’s international business expansion, strategic partnerships, and commercialization of SaaS and fintech solutions across key Southeast Asian markets. You will also lead cross-border business development initiatives, drive digital product innovation, and strengthen regional operational capabilities to support the Company’s global growth strategy.

Your starting annual base salary will be US$- plus standard fringe benefits, including a target annual bonus equal to nil% of the base salary and an option issued at the date of this letter, under our 2018 Stock Option Plan and Amended 2018 Stock Option Plan, to purchase an aggregate of nil ordinary shares of the Company at an exercise price no less than the market price of our ordinary shares at issuance, subject to the vesting schedule as set forth in Appendix A. You are also eligible for directors and officers liability insurance, details of which will be specified in a separate agreement. You will be based in Singapore.

On behalf of the senior management, I extend my congratulations to you on this offer. We expect you to become a key member of the team and have a progressive career at X3 Holdings. If you have any questions or would like to discuss further any aspect of your employment at the Company, please do not hesitate to contact me.

Yours faithfully,

/s/ Stewart Lor

Stewart Lor

President & Chairman of the Board

Please sign below indicating your acceptance of the terms and conditions of employment stated in this offer letter.

/s/ Voon Ee Fong	April 30, 2025
Voon Ee Fong	Date